U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:
Sphinx Opportunity Fund II

Address of Principal Business Office (No. & Street, City, State, Zip Code):
16192 Coastal Highway
Lewes, Delaware 19958

Telephone Number (including area code):
833-247-7833

Name and Address of Agent for Service of Process:
Joshua S. Curtis
Sphinx Investments LLC
16192 Coastal Highway
Lewes, Delaware 19958

With Copies of Notices and Communications to:

Peter D. Fetzer
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Check Appropriate Box:
The Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of this Form N-8A:
Yes [X] No [  ]

Item 1.  Exact name of registrant.
Sphinx Opportunity Fund II
Item 2.  Name of state under the laws of which registrant was organized or created and the date of such organization or creation.
Registrant was organized under the laws of the State of Delaware on June 17, 2024.
Item 3.   Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).
Registrant is organized as a Delaware statutory trust.
Item 4.   Classification of registrant (face-amount certificate company, unit investment trust, or management company).
Registrant is a management company.
Item 5.   If registrant is a management company:
(a) state whether registrant is a “closed-end” company or an “open-end” company;
Registrant is a closed-end management company.
(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company.
Registrant is registering as a non-diversified management company.
Item 6.  Name and address of each investment adviser of registrant.
Sphinx Investments LLC
16192 Coastal Highway
Lewes, Delaware 19958

Item 7.  If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.
Name and Principal Business Address	Position and Offices with Registrant
Joshua S. Curtis 16192 Coastal Highway Lewes, Delaware 19958	Initial Sole Trustee, President and Chief Executive Officer

Item 8.  If registrant is an unincorporated investment company not having a board of directors:
Not applicable.
(a) state the name and address of each sponsor of registrant;
 Not applicable.
(b) state the name and address of each officer and director of each sponsor of registrant;
 Not applicable.
(c) state the name and address of each trustee and each custodian of registrant.
  Not applicable
Item 9.  (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).
No.
(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.
Not applicable.
(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no)
Yes.
(d) State whether registrant has any securities currently issued and outstanding (yes or no).
No.
(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.
Not applicable.
Item 10. State the current value of registrant’s total assets.
$0
Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company  under the Small Business Investment Act of 1958 (yes or no).
No.
Item 12. Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.
Not applicable.

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Lewes and State of Delaware on the 20th day of June, 2024.
SPHINX OPPORTUNITY FUND II (Name of Registrant) By: /s/ Joshua S. Curtis Joshua S. Curtis Initial Sole Trustee, President and Chief Executive Officer
Attest: /s/ Evan Thomsen Evan Thomsen Secretary